Exhibit 99.2

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2016 AND 2015

ESSA Pharma Inc. 900 West Broadway – Suite 720 Vancouver, BC V5Z 1K5 Canada	ESSA Pharmaceuticals Corp. 2130 West Holcombe Blvd – Suite 900 Houston, TX 77030 USA

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Management’s Discussion and Analysis	June 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR the Nine months ended June 30, 2016 and 2015

This management’s discussion and analysis (“MD&A”) of ESSA Pharma Inc. (the “Company” or “ESSA”) for the nine months ended June 30, 2016 and 2015 is dated as of August 12, 2016.

This MD&A has been prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended June 30, 2016 and 2015 and the related notes thereto. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Please refer to the discussion of forward-looking statements set out under the heading “Cautionary Note Regarding Forward-Looking Statements”, located at the end of this document. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “EPI” and the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX”.

OVERVIEW OF THE COMPANY

ESSA is a pharmaceutical company which has entered the clinical development stage and is focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. The Company believes its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from castration-resistant prostate cancer (“CRPC”) can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the androgen receptor (“AR”) signaling pathway, which is the primary pathway that drives prostate cancer growth. EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to prevent AR activation and overcome the known AR-dependent mechanisms of CRPC.

The Company’s Investigational New Drug (“IND”) application to the U.S. Food and Drug Administration (“FDA”) for EPI-506 to begin a Phase 1/2 clinical trial was accepted in September 2015 with the first clinical patient enrolled in November 2015. The Company’s Canadian Clinical Trial Application (“CTA”) submission was subsequently also accepted and the trial continues to enroll patients in the US and Canada. In addition, applications to involve European investigators in the Phase 2 portion of the trial were submitted in March 2016 to the Medicine and Healthcare products Regulatory Agency (“MHRA”) (United Kingdom), and the National Agency for the Safety of Medicines and Health Products (“ANSM”) (France). These applications have received conditional approval pending review of the Phase 1 experience, and initiation of participation on European sites is pending the completion of Phase 1 of the study. By this trial the Company is exploring the safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506, in addition to tumor response rates in asymptomatic or minimally symptomatic patients with metastatic CRPC who are no longer responding to either abiraterone or enzalutamide treatments, or both. Efficacy endpoints include prostate specific antigen (“PSA”) reduction, as well as other progression criteria including radiographic responses.

According to the American Cancer Society, in the United States, prostate cancer is the second most frequently diagnosed cancer among men, behind skin cancer. Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of luteinizing hormone releasing hormone (“LHRH”) or surgical castration. Most advanced prostate cancer patients initially respond to androgen ablation therapy, however many experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to have CRPC. Following diagnosis of CRPC, patients are often treated with anti-androgens, which block the binding of androgens to the AR.

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Management’s Discussion and Analysis	June 30, 2016

The growth of prostate tumors is mediated by an activated AR. Generally, there are three means of activating the AR. First, androgens such as dihydrotestosterone can activate AR by binding to its ligand-binding domain (“LBD”). Second, CRPC can be driven by constitutively-active variants of AR (“vAR”) that lack a LBD and do not require androgen for activation. The third mechanism involves certain signaling pathways that activate AR independent of androgen activity. Current drugs for the treatment of prostate cancer work by focusing on the first mechanism and either interfering with the production of androgen or preventing androgen from binding to LBD, but this approach eventually fails and may not block the other two mechanisms of AR activation. By directly and selectively blocking all known means of activating the AR, the Company believes EPI-506 holds the potential to be effective in cases where current therapies have failed.

According to the Decision Resources Group, in 2014, there were approximately 213,000 prevalent cases of CRPC, and that prevalence is expected to increase to approximately 235,000 in 2023. The Company expects that EPI-506 could be effective for many of those patients. For the following reasons, the Company intends to first focus on patients who have failed abiraterone or enzalutamide therapies:

•	CRPC treatment remains the prostate cancer market segment with the greatest unmet need and is therefore a potentially large market;
•	the Company believes that the unique mechanism of action of its product candidate is well suited to treat patients who have failed AR-LBD focused therapies; and
•	the Company expects the large number of patients with unmet therapeutic needs in this area will facilitate timely enrollment in its clinical trials.

EPI-506 is a potent pro-drug of EPI-002, a stereoisomer of the discovery compound, EPI-001. A pro-drug is a drug which after administration is converted into an active form through a normal metabolic process. Pro-drugs are typically utilized to administer and more efficiently deliver another drug, which in this case is EPI-002. The Company believes that EPI-506 can deliver higher concentrations of EPI-002 to the target tissue than EPI-002 itself. In pre-clinical studies, EPI-001 has been shown to shrink benign prostate tissue in mice, and both EPI-506 and EPI-002 have been demonstrated to inhibit prostate tumors in mice.

The NTD of AR is flexible with a high degree of intrinsic disorder making it extremely difficult to be used for crystal structure-based drug design. To the Company’s knowledge, no crystal structure has been identified in the AR NTD that could facilitate development of drugs which interact with this domain. The Company is not currently aware of any success by other drug development companies in finding drugs that bind to this drug target. The nature of the highly specific binding of the EPI compounds to the NTD, and the biological consequences of that binding, have been defined in recent scientic studies.

The Company is currently conducting a Phase 1/2 clinical trial that is expected to enroll approximately 150 patients, approximately 30 in the Phase 1 dose-escalation group and 120 in the Phase 2 dose expansion group. Key enrollment criteria are progressive, metastatic CRPC for patients who are no longer responding to abiraterone or enzalutamide. Efficacy endpoints include PSA response and radiographic progression criteria. The Company will also assess biomarkers of resistance including the splice variant status of patients, as well as the presence of mutations in the DNA coding the androgen receptor. A biomarker is a measurable biological or chemical change that is believed to be associated with the severity or presence of a disease or condition. If the Phase 1/2 trial is successful, the Company expects FDA approval would be sought to commence a Phase 3 trial in a similar patient population.

The British Columbia Cancer Agency (“BCCA”) and the University of British Columbia (“UBC”) are joint owners of the intellectual property that constitutes the Company’s primary asset. The Company has entered into a joint agreement with those two institutions which provides them with exclusive access to the issued patents and the patent applications to its EPI-series compounds, including EPI-506.

Strategy

The Company’s therapeutic goal is initially to provide a safe and effective therapy for prostate cancer patients who have failed current therapies, and ultimately to treat all AR-dependent forms of prostate cancer. The Company intends to accomplish those objectives while maximizing shareholder value. Specific components of the Company’s strategy include:

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Management’s Discussion and Analysis	June 30, 2016

Rapidly advancing EPI-506 through clinical development and regulatory approval in CRPC patients

The Company is conducting a Phase 1/2 trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in CRPC patients. The Company expects to complete the Phase 2 portion of the trial before the end of calendar 2017.

Developing EPI-506 as an essential component of a new standard of care for the treatment of pre-CRPC and expand usage earlier in the disease stage

The activated AR is required for the growth and survival of most prostate cancer; therefore, the Company believes the AR NTD is an ideal target for next-generation hormone therapy. If EPI-506 is successful in treating CRPC patients, it is reasonable to expect that EPI-506 may be effective in treating earlier stage patients. Therefore, the Company may conduct additional clinical studies potentially leading to approval of EPI-506 for use in prostate cancer patients at an earlier disease stage.

Identifying new indication areas with high unmet medical need

Several other diseases and conditions are impacted by activated AR, including certain sub-populations of breast cancer, Kennedy’s disease (an orphan neurological condition) and male pattern baldness. While the Company’s primary focus will remain the treatment of prostate cancer, the Company may explore such applications in the future.

Evaluating strategic collaborations to maximize value

The Company currently retains all commercial rights for its EPI-series drug portfolio. The Company intends to evaluate potential collaborations that could enhance the value of its prostate cancer program and allow us to leverage the expertise of strategic collaborators. The Company also intends to explore collaborations in order to develop applications of its product candidate outside prostate cancer.

CORPORATE UPDATE AND OVERALL PERFORMANCE

ESSA has entered the clinical development stage and does not currently generate revenue. During the nine months ended June 30, 2016, the Company incurred a comprehensive loss of $9,240,783 (2015 - $10,872,645). As of June 30, 2016, the Company had cash resources of $12,378,814 (September 30, 2015 - $1,579,288) and working capital of $11,213,652 (September 30, 2015 - $4,999,066).

This corporate update highlights significant events and transactions for the nine months ended June 30, 2016 and for the subsequent period to the date of this report.

Research and Development Milestones

Enrollment of First Patient in Phase 1/2 Trial for EPI-506

In November 2015, the Company opened its first clinical trial sites and enrolled the first patient in the Phase 1/2 clinical study of EPI-506. In its Phase 1/2 clinical trial, ESSA intends to demonstrate the safety, tolerability, maximum tolerated-dose, pharmacokinetics, and efficacy of EPI-506 in metastatic CRPC patients who have failed abiraterone or enzalutamide therapy or both.

As part of the clinical study, ESSA will collect molecular biomarker information which may provide useful context in understanding patient outcomes. Androgen receptor splice variant V7 data will be included in such information.

Details relating to the Phase 1/2 clinical trial are now available on the US National Institutes of Health clinical trials website (see https://clinicaltrials.gov).

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Management’s Discussion and Analysis	June 30, 2016

Corporate and Finance Highlights

Private Placements

On January 14, 2016, the Company completed a private placement (the “January 2016 Financing”) of 4,545,452 units of the Company at $3.30 per unit for aggregate gross proceeds of approximately $15,000,000. Each unit consists of one common share of the Company, one seven-year cash and cashless exercise warrant and one-half of one two-year cash exercise warrant (collectively, the “2016 Warrants”). Each of the 2016 Warrants has an exercise price of $3.30. The Company intends to use the net proceeds from the January 2016 Financing for general corporate purposes, including funding research and development, preclinical and clinical expenses, and corporate costs.

On March 21, 2016, the Company completed a private placement (the “March 2016 Financing”) of 1,666,666 common shares of the Company at $3.00 per share for aggregate gross proceeds of approximately $5,000,000. The Company intends to use the net proceeds from the March 2016 Financing for general corporate purposes, including financing research and development, preclinical and clinical expenses, and corporate costs.

In December 2015, ESSA filed a short form base shelf prospectus with securities regulatory authorities in British Columbia, Alberta and Ontario, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10. The shelf prospectus and the Form F-10, subject to Canadian and U.S. securities regulatory requirements, respectively, provides for the potential offering from time to time over a 25-month period in Canada and the United States, of up to an aggregate of US$100 million of ESSA’s common shares, warrants, debt securities and other securities. The shelf prospectus and the Form F-10 are intended to give ESSA the flexibility to take advantage of financing opportunities when market conditions are favorable. The terms of such future offerings, if any, will be established at the time of such offerings.

Additional details with respect to the January 2016 Financing and March 2016 Financing can be found in the material change reports of ESSA dated January 15 and March 30, 2016, respectively.

Senior Leadership Changes

On January 7, 2016, Dr. David R. Parkinson was appointed as the Company’s President and Chief Executive Officer. Dr. Parkinson has significant experience in the development of novel approaches to cancer therapy. He has served as Vice President, Global Clinical Oncology for Novartis International AG, and as Vice President, Oncology Development at Amgen, Inc. During his tenures at Amgen and Novartis, Dr. Parkinson was responsible for clinical development activities leading to a series of successful global drug registrations for important cancer therapeutics, including Gleevec, Femara, Zometa, Kepivance, and Vectibix. In addition, Dr. Parkinson has also served as the Sr. Vice President, Oncology Research and Development at Biogen Idec and as the chief executive officer of the diagnostics company Nodality, Inc.. Most recently he has been serving as a venture partner at New Enterprise Associates, Inc., and as a board director for several companies.

Dr. Parkinson replaces Mr. Robert Rieder who announced his departure from the Company and resignation from the board of directors of the Company.

On January 14, 2016, effective on the closing of the January 2016 Financing, Scott Requadt, Managing Director of Clarus Ventures, LLC, was appointed to the board of directors of the Company.

Pursuant to the terms of a subscription agreement between the Company and Clarus Lifesciences III, L.P. (“Clarus”) in connection with the January 2016 Financing, Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and pre-approved by the Company. The nomination rights will continue for so long as Clarus holds greater than or equal to 1,060,606 common shares, subject to adjustment in certain circumstances.

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Management’s Discussion and Analysis	June 30, 2016

On August 1, 2016, the Company appointed Peter Virsik as Executive Vice-President and Chief Operating Officer. Mr. Virsik is a biopharmaceutical executive with over 20 years of experience in corporate development, new product planning, licensing and alliance management with global pharmaceutical organizations. He has served as senior vice-president, corporate development, for XenoPort, Inc. (“XenoPort”) (acquired by Arbor Pharmaceuticals, LLC), leading licensing, strategy, new product planning and alliance management for the company. During his tenure at XenoPort, Mr. Virsik played a role in the licensing and commercialization of Horizant (gabapentin enacarbil). Prior to XenoPort, Mr. Virsik worked for Gilead Sciences, Inc. (“Gilead”) from 2000 through 2005 in corporate development, where he was involved in building Gilead's HIV franchise through the acquisition of Triangle Pharmaceuticals, Inc. and the licensing of Vitekta (elvitegravir). Before joining Gilead, Mr. Virsik worked at J.P. Morgan & Co. in the biotechnology equity research group and as a consultant for Ernst and Young. Mr. Virsik began his career in research and development at Genentech Inc.

DISCUSSION OF OPERATIONS

Programs and Potential Products

EPI-Series Drugs

The Company’s product candidate, EPI-506, is a selective, oral small molecule pro-drug that blocks the NTD of the AR. The AR is required for the growth and survival of most prostate cancer; therefore, the NTD of the AR is an ideal target for next-generation hormone therapy. Consistent with the inhibition of AR activity by other EPI compounds, experimentation conducted in a test-tube or in a controlled environment outside a living organism (“in vitro” studies) and experimentation done in or on the living tissue of a whole, living organism (“in vivo” studies) show that EPI-506 selectively blocks AR-dependent proliferation of human prostate cancer cells that express AR and do not inhibit the proliferation of cells that do not express functional AR or do not rely on the AR for growth and survival. By directly inhibiting the NTD of the AR, the Company believes EPI-506 may be able to overcome resistance mechanisms in CRPC.

The Company is currently conducting a Phase 1/2 clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics, and efficacy of EPI-506 in CRPC patients. In Phase 1, the trial will evaluate the safety, tolerability, pharmacokinetics, and maximum-tolerated dose of EPI-506, in multiple-dose escalations. The Phase 2 portion (dose expansion) of the trial will then evaluate activity in three patient cohorts: post-enzalutamide CRPC, post-abiraterone CRPC, and both post-enzalutamide and post-abiraterone CRPC. The Phase 1/2 trial is expected to enroll approximately 150 patients.

The Company licensed the EPI- family of drugs from the UBC and BCCA whose initial lead compound was EPI-001. It is a mixture of four stereoisomers, each of which has the same chemical constitution, but different spatial orientation of its constituent atoms. While all the stereoisomers are active against the AR NTD, the most effective stereoisomer of EPI-001 that had been identified at the initiation of the program is EPI-002 and substantial experimentation with EPI-002 has been completed and published. EPI-506 is a pro-drug of EPI-002, meaning that EPI-506 metabolizes to EPI-002 in vivo once it is dosed orally.

Pre-clinical Studies

The Company is focused on developing EPI-506 as its clinical development candidate. The in vivo efficacy of EPI compounds has been demonstrated using human prostate cancer xenograft models.

The Company’s initial work to support the CRPC indication consisted of pre-clinical studies and bioanalytical development, as well as Good Laboratory Practices (“GLP”) and non-GLP toxicology trials in three species. Bioanalytical development for pre-clinical studies has been conducted in Vancouver, Canada.

To formally assess any potential safety issues related to EPI-506, the Company has conducted various dose-ranging non-GLP and IND enabling 28-day GLP toxicity trials in rodents and non-rodents, dose-ranging trials that lead to 28-day GLP toxicology trials. Consistent with the development of other oncology therapies at this early stage, no reproductive toxicology trials are required, given the patient population to be treated. The toxicology trials incorporate toxicokinetic data in order to correlate potential toxic effects with EPI-506 exposure. In vitro metabolism data using hepatocytes has been generated. A radiolabeled form of EPI-506 is available and will be used for further metabolism and distribution work in vivo.

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Management’s Discussion and Analysis	June 30, 2016

The Company has used Southwest Research Institute in San Antonio, Texas for current Good Manufacturing Practices (“cGMP”) manufacturing of EPI-506 for early clinical trials. Current manufacturing is being conducted by Sigma Aldrich Fine Chemicals, Sheboygan Falls, Wisconsin. Formulation and cGMP production of the final drug product for clinical trials is performed by Catalent Pharma Solutions, St. Petersburg, Florida.

Planned Clinical Development Program

Phase 1/2 Clinical Trial Design for treating CRPC patients

The Company’s IND application to the FDA for EPI-506 to begin a Phase 1/2 clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in CRPC patients was accepted in September 2015 with the first clinical patient enrolled in November 2015. Additionally, the Company received a “no objection letter” from the Therapeutic Products Directorate of Health Canada in response to the CTA for EPI-506 allowing the clinical trial to be conducted in Canada. In addition, applications to involve European investigators in the Phase 2 portion of the trial were submitted in March 2016 to the MHRA (United Kingdom), and the ANSM (France) to expand Phase 2 of the program to Europe. These applications have received conditional approval pending review of the Phase 1 experience, and initiation of a participation on European sites is pending the completion of Phase 1 of the study.

The Phase 1 portion of the trial is expected to enroll approximately 30 patients with CRPC. Following single-dose evaluation, patients are expected to then receive once-daily oral dosing for 28 days to assess safety for dose escalation. Further, patients will continue to receive the trial drug for 12 weeks or longer to assess efficacy. The endpoints of this part of the trial will be to assess safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506. Efficacy endpoints include PSA response and radiographic progression criteria. This Phase 1 portion of the trial is being conducted at five sites in the US and Canada and the Company expects it to be completed by approximately Q4 of calendar 2016 depending on the enrollment rate and number of dose escalation steps.

The Phase 2 portion is initially expected to enroll approximately 120 patients with CRPC. Depending on the results of the Phase 1 portion of the trial, additional patient cohorts may be added to address relevant questions on patients’ tumor response and molecular profile (e.g. AR splice variant status). This trial is currently expected to focus on CRPC patients with progressive metastatic disease and rising PSA who are no longer responding to abiraterone or enzalutamide, or both. The main outcomes to be measured are expected to be:

•	PSA response (reduction in blood PSA level of 50% or more);
•	PSA progression;
•	radiographic progression; and
•	objective responses.

The Company expects to collect circulating tumor cells so that the status of AR splice variant and other relevant biological markers related to AR signaling can be determined. The Company expects to conduct the expanded Phase 2 portion of the trial in approximately 25 sites and expects the study completion by December 2017.

Phase 3 Clinical Trial

In order to obtain regulatory approval, the Company expects that it will be required to carry out at least one Phase 3 trial. At this time, the Company expects that these patients will be a similar population of CRPC patients that were enrolled in the Phase 1/2 trial. However, the results of the Phase 1/2 trial may suggest modification of the initial patient population based on response and biomarker assessment. In the Phase 3 clinical trials, the key end-point is expected to be overall survival relative to patients receiving the standard-of-care. It is expected the Phase 3 clinical trial will be conducted at many sites around the world.

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Management’s Discussion and Analysis	June 30, 2016

QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with IFRS. The Company has not earned any revenues or declared dividends as of June 30, 2016.

	For the Quarters Ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015

Total assets	$13,666,625	$17,470,959	$4,622,698	$7,539,773
Long-term liabilities	8,350,043	9,217,777	588,408	993,099
Research and development expense	3,362,948	2,544,517	3,200,937	(791,822)
General and administration	1,305,780	1,874,597	1,226,868	2,177,188
Comprehensive loss	(3,865,757)	(1,335,215)	(4,039,811)	(469,155)
Basic and diluted loss per share	(0.13)	(0.04)	(0.18)	0.02

	For the Quarters Ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014

Total assets	$7,744,588	$10,979,382	$3,983,434	$4,201,833
Long-term liabilities	2,239,274	880,516	296,975	1,640,352
Research and development expense	2,590,652	2,532,553	644,545	(100,196)
General and administration	1,065,563	1,320,088	696,327	571,612
Comprehensive loss	(4,858,400)	(4,569,637)	(1,444,608)	(562,533)
Basic and diluted loss per share	(0.29)	(0.20)	(0.08)	(0.03)

In the quarter ended September 30, 2014, the Company received from the Cancer Prevention and Research Institute of Texas (“CPRIT”) its first tranche of the CPRIT Product Development and Relocation Grant (“CPRIT Grant”) of $2,792,533 which was recorded as a long-term liability for recognition against qualifying expenditures as those expenditures are made. In the quarter ended September 30, 2015, the Company recorded a receivable of $3,786,667 for its second tranche of the CPRIT Grant, which was recognized as recoveries of research and development expenditures. The CPRIT Grant is detailed in the accompanying unaudited condensed consolidated interim financial statements. The CPRIT Grant agreement was executed by the Chief Executive Officer of CPRIT on July 9, 2014 (the “CPRIT Agreement”).

Also in the three months ended September 30, 2014, the Company completed a financing involving the issuance of 1,185,400 Preferred Shares at a price of C$2.00 per Preferred Share for gross proceeds of $2,183,270 (“2014 Preferred Shares Financing”) which supplemented the Company’s financial resources. In the six months ended March 31, 2015, the Company completed an offering of 679,640 special warrants at C$2.00 per special warrant for gross proceeds of $1,208,944 (“2014 Special Warrant Financing”). On January 16, 2015, the Company issued 4,363,634 special warrants at a price of $2.75 per special warrant for gross proceeds of $11,999,994 (“2015 Special Warrant Financing”). Accordingly, with these additional resources, the Company accelerated its work relating to the IND filing resulting in a significant increase in comprehensive loss over prior periods. The IND application was filed on March 31, 2015 with additional chemistry and pharmaceutical data work provided to the FDA in the following quarters. The IND was ultimately approved in September 2015.

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Management’s Discussion and Analysis	June 30, 2016

In the quarter ended March 31, 2016, the Company completed the January 2016 Financing and March 2016 Financing for gross proceeds of approximately $20,000,000. The January 2016 Financing resulted in the issuance of the 2016 Warrants which are recorded as derivative liabilities and increased the long-term liability balance in the period.

Nine months ended June 30, 2016 and 2015

The Company incurred a comprehensive loss of $9,240,783 for the nine months ended June 30, 2016 compared to a comprehensive loss of $10,872,645 for the nine months ended June 30, 2015. Significant changes are as follows:

Research and Development

•	The overall Research and Development (“R&D”) expense for the nine months ended June 30, 2016 was $9,108,402 compared to $5,767,750 for the nine months ended June 30, 2015. The gross expense for the period was $9,108,402 (2015 - $7,340,915) before recognition of Scientific Research & Experimental Development (“SR&ED”) tax credits of $nil (2015 - $53,293) and qualifying CPRIT Grant funds of $nil (2015 - $1,519,872). This reflects a significantly higher investment in research and development activities, inclusive of preclinical work, from the amounts expended in the comparative periods.

•	In the first nine months of fiscal 2015, the Company was focused on the preclinical work needed for the IND submission as well as developing the clinical protocol for the Phase 1/2 study being administered from ESSA’s Houston office. In January 2015, the 2015 Special Warrant Financing was completed which enabled the Company to accelerate its work relating to the IND filing. The IND application was filed on March 31, 2015 with additional chemistry and pharmaceutical data work provided to the FDA in the following quarters. The IND was ultimately approved in September 2015 with the clinical trial beginning in November 2015. Consequently, the R&D spend in the nine months ended June 30, 2016 has been higher reflecting the investment in clinical work and overall higher level of sustained activity.

•	Pharmacology costs of $710,882 (2015 - $1,220,666) have decreased compared to the comparative period in 2015 due to the completion of testing and experimentation on the Company’s EPI-series drugs. The investment for the comparative period was significant as the Company worked with its research facility partners to complete the documentation and information to supplement its IND application as filed at the end of March 2015.

•	Manufacturing costs of $2,169,116 (2015 - $2,363,107) have decreased compared to the comparative period in 2015 as fewer batches of EPI-506 were manufactured and completed to final product form for use in the clinical trial during the period.

•	Clinical costs of $2,169,736 (2015 - $20,000) related to work performed by the clinical research organization in preparation for and conducting of the Phase 1/2 clinical trial which commenced in November 2015.

•	Consulting fees have increased to $883,951 (2015 - $785,465) as the Company has engaged qualified professionals to conduct specific R&D services for the Company in relation to the IND filing, in addition to regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer over the period.

•	Legal patents and license fees have increased to $750,803 (2015 - $453,582) as the Company has submitted a number of patent applications for which the Company owns the rights. The Company has adopted a tiered patent strategy to protect its intellectual property as the pharmaceutical industry places significant importance to patents for the protection of new technologies, products and processes. The Company anticipates that there will be ongoing investment into patent applications.

•	Salaries and benefits have increased to $1,517,057 (2015 - $1,111,979) and include the Company’s Chief Medical Officer, Executive VP of Research and 14 preclinical and clinical staff in Texas. The Company has invested significantly to develop a team to efficiently advance the IND application and preparation for Phase 1/2 clinical trials.

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Management’s Discussion and Analysis	June 30, 2016

R&D expenses include the following major expenses by nature for the three and nine months ended June 30, 2016 and 2015:

	Three months ended June 30, 2016	Three months ended June 30, 2015	Nine months ended June 30, 2016	Nine months ended June 30, 2015

Clinical	$790,451	$20,000	$2,169,736	$20,000
Consulting	295,780	253,832	883,951	785,465
Legal patents and license fees	306,170	192,293	750,803	453,582
Manufacturing	685,118	1,001,335	2,169,116	2,363,107
Other	98,164	104,427	276,928	109,908
Pharmacology	456,921	246,649	710,882	1,220,666
Program administration	99,419	207,971	192,883	428,096
Royalties	-	-	46,228	-
Salaries and benefits	522,750	441,571	1,517,057	1,111,979
Share-based payments (Note 9*)	49,949	88,325	235,143	557,278
Travel	58,226	87,542	155,675	290,834
SR&ED tax credits	-	(53,293)	-	(53,293)
CPRIT grant claimed on eligible expenses (Note 15*)	-	-	-	(1,519,872)

Total	$3,362,948	$2,590,652	$9,108,402	$5,767,750

* See the Notes described in the accompanying unaudited condensed consolidated interim financial statements for the nine months ended June 30, 2016.

Share-based payments expense of $235,143 (2015 - $557,278) relates to the value assigned to stock options granted to key management and consultants of the Company conducting research and development activities. The expense is recognized in relation to the grant and vesting of these equity instruments as measured by the Black-Scholes pricing model.

General and administrative

General and administration expenses for the nine months ended June 30, 2016 increased to $4,407,245 from $3,081,978 in the comparative period in 2015. Significant components of the expense in the current period included:

•	Director fees of $183,008 (2015 - $74,550) commencing with the Company becoming publicly-listed on the TSX Venture Exchange (“TSX-V”) in January 2015.

•	Investor relations expense of $240,749 (2015 - $143,829). The Company’s initial listing on the TSX-V in January 2015 marked the engagement of several investor relations consultants and costs for shareholder communications and news releases. Following the Company’s listing on the NASDAQ and graduation to the TSX in July 2015, the investment in shareholder communications has increased with the level of activity and exposure.

•	Professional fees for legal and accounting services of $552,188 (2015 - $1,239,487) were incurred in conjunction with the corporate activities in fiscal 2016. These services have been engaged to support the Company’s corporate activities. In the comparative period in 2015, the Company engaged these services for working towards listing on the TSX-V (occurred in January 2015), with a listing on the NASDAQ and graduation to the TSX completed in July 2015. The Company has worked with its professional service providers to develop corporate structures and compliance standards to meet new and developing reporting requirements as a public company. Consequently, regulatory fees and transfer agent costs have increased for initial listing fees and associated transaction costs to $128,258 (2015 - $64,548).

10

Management’s Discussion and Analysis	June 30, 2016

•	Rent expense has increased to $495,437 (2015 - $120,855) due primarily to the establishment of the Houston office.

•	Salaries and benefits expense has increased to $1,456,505 (2015 - $665,014) due to corporate staffing such as the Chief Executive Officer and Chief Financial Officer, as disclosed in “Related Party Transactions”, and general admin support staff.

•	Insurance expense has increased to $331,837 (2015 - $23,198) due to increased insurance coverage for directors and officers upon the Company becoming a reporting issuer and publicly listed company in the US.

General and administrative expenses include the following major expenses by nature for the three and nine months ended June 30, 2016 and 2015:

	Three months ended June 30, 2016	Three months ended June 30, 2015	Nine months ended June 30, 2016	Nine months ended June 30, 2015

Amortization	$16,580	$8,855	$49,601	$23,980
Consulting and subcontractor fees	26,668	42,162	59,689	133,919
Director fees	47,250	39,099	183,008	74,550
Insurance	103,570	14,288	331,837	23,198
Investor relations	61,498	72,263	240,749	143,829
Office, IT and communications	60,049	124,244	232,593	236,972
Professional fees	132,189	409,180	552,188	1,239,487
Regulatory fees and transfer agent	10,378	16,636	128,258	64,548
Rent	216,611	70,200	495,437	120,855
Salaries and benefits	394,957	154,707	1,456,505	665,014
Share-based payments (Note 9*)	189,393	64,633	547,721	335,741
Travel and entertainment	46,637	49,296	129,659	140,344
CPRIT grant claimed on eligible expenses (Note 15*)	-	-	-	(120,459)

Total	$1,305,780	$1,065,563	$4,407,245	$3,081,978

* See the Notes described in the accompanying unaudited condensed consolidated interim financial statements for the nine months ended June 30, 2016.

Share-based payments expense of $547,721 (2015 - $335,741) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments as measured by the Black-Scholes pricing model.

Derivative liabilities

At September 30, 2015, the Company recorded a derivative liability of $993,099 on 257,018 US dollar-denominated broker warrants issued in connection with the 2015 Special Warrant Financing. The Company recorded a gain of $382,649 with respect to this derivative liability during the three months ended December 31, 2015. On January 1, 2016, as part of the Company’s functional currency change from the Canadian dollar to the US dollar, the Company de-recognized this derivative liability.

Concurrently on January 1, 2016, the Company recognized a derivative liability of $82,743 on 25,000 Canadian dollar-denominated broker warrants issued in connection with the 2014 Convertible Debenture. As these broker warrants are denominated in Canadian dollars and are exercisable into common shares of the Company which has a functional currency of US dollars, the instrument now contains an embedded derivative liability. During the nine months ended June 30, 2016, the Company recorded a gain of $34,356 (2015 - $Nil) with respect to this derivative liability.

11

Management’s Discussion and Analysis	June 30, 2016

The 2016 Warrants have increased the Company’s exposure to fluctuations in the market price of the Company’s common stock. Under a cashless exercise, the 2016 Warrants are exercisable for a variable number of common shares, resulting in an embedded derivative, for which the Company has recognized a derivative liability. These warrants are measured at fair value with changes recognized in the statement of loss and comprehensive loss at each reporting date. During the nine months ended June 30, 2016, the Company recorded the resulting change in fair value of $5,116,524 (2015 - $Nil) in the statement of loss and comprehensive loss.

Derivative warrant liabilities are discussed in “Critical Accounting Estimates” and Note 7 of the accompanying unaudited condensed consolidated interim financial statements for the nine months ended June 30, 2016.

Three months ended June 30, 2016 and 2015

The Company incurred a comprehensive loss of $3,865,757 for the three months ended June 30, 2016 compared to a comprehensive loss of $4,858,400 for the three months ended June 30, 2015.

The detailed changes for the research and development and general and administrative expenses for the three months ended June 30, 2016 and 2015 are included in the tables above. The Company has continued its clinical studies and has therefore increased investment in research and development costs. In the prior period, the Company was continuing advancement of chemistry and pharmaceutical data as required by the FDA for approval of the IND, resulting in higher manufacturing costs. Significant components of the expense in the current three-month period include:

•	Pharmacology costs of $456,921 (2015 - $246,649) have decreased compared to the comparative period in 2015 due to the completion of testing and experimentation on the Company’s EPI-series drugs.

•	Manufacturing costs of $685,118 (2015 - $1,001,335) have decreased compared to the comparative period in 2015 as fewer batches of EPI-506 were manufactured and completed to final product form for use in the clinical trial during the period.

•	Clinical costs of $790,451 (2015 - $20,000) related to work performed by the clinical research organization in the conducting of the Phase 1/2 clinical trial which commenced in November 2015.

•	Consulting fees have increased to $295,780 (2015 - $253,832) as the Company has engaged qualified professionals to conduct specific R&D services for the Company in relation to the IND filing, in addition to regular payments made to the Company’s Chief Scientific Officer and Chief Technical Officer over the period.

•	Legal patents and license fees have increased to $306,170 (2015 - $192,293) as the Company has submitted a number of patent applications for which the Company owns the rights. The Company has adopted a tiered patent strategy to protect its intellectual property as the pharmaceutical industry places significant importance to patents for the protection of new technologies, products and processes. The Company anticipates that there will be ongoing investment into patent applications.

•	Salaries and benefits have increased to $522,750 (2015 - $441,571) and include a total of 16 preclinical and clinical staff in Texas, including the Company’s Chief Medical Officer and Executive VP of Research, compared to a total of 10 preclinical and clinical staff in Texas in the comparative period in 2015. The Company has invested significantly to develop a team to efficiently advance the IND application and preparation for Phase 1/2 clinical trials.

General and administrative expenses have increased over the prior period as the context of the Company has increased in corporate and financing activity. Following the listing on the NASDAQ, the Company has increased insurance costs. Professional fees in the prior period were higher in relation to the listing on the TSX-V and working toward the NASDAQ listing and TSX graduation in July 2015. Significant components of the expense in the current three-month period include:

12

Management’s Discussion and Analysis	June 30, 2016

•	Professional fees for legal and accounting services of $132,189 (2015 - $409,180) were incurred in conjunction with the corporate activities in fiscal 2016. These services have been engaged to support the Company’s corporate activities. In the comparative period in 2015, the Company engaged these services for working towards listing on the NASDAQ and graduation to the TSX completed in July 2015. The Company has worked with its professional service providers to develop corporate structures and compliance standards to meet new and developing reporting requirements as a public company.

•	Rent expense has increased to $216,611 (2015 - $70,200) due primarily to the sublease of the previous Houston office location.

•	Salaries and benefits expense has increased to $394,957 (2015 - $154,707) due to corporate staffing such as the Chief Executive Officer and Chief Financial Officer, as disclosed in “Related Party Transactions”, and increased general admin support staff in Houston.

•	Insurance expense has increased to $103,570 (2015 - $14,288) due to increased insurance coverage for directors and officers upon the Company becoming a reporting issuer and publicly listed company in the US.

The January 2016 Financing gave issue to the 2016 Warrants which are derivative liabilities carried at fair value under the Black Scholes valuation methodology. Consequently, the major disparity in comprehensive loss between fiscal 2016 and 2015 is driven by a gain of $867,734 (2015 – loss of $1,402,345) with respect to the fair value of the Company’s derivative liabilities.

USE OF PROCEEDS

During the year ended September 30, 2015, the Company received total net proceeds of $12,057,008 from the following financings:

•	In October 2014, the Company received net proceeds of $1,083,578 in relation to the 2014 Special Warrant Financing.
•	In January 2015, the Company received net proceeds of $10,973,430 in relation to the 2015 Special Warrant Financing.

During the nine months ended June 30, 2016, the Company received total net proceeds of $18,919,775 from the following financings:

•	In January 2016, the Company received net proceeds of $13,982,604 in relation to the January 2016 Financing.
•	In March 2016, the Company received net proceeds of $4,937,171 in relation to the March 2016 Financing.

The following table sets out a comparison of how the Company used the proceeds following the closing dates, an explanation of the variances and the impact of the variance on the ability of the Company to achieve its business objectives and milestones.

13

Management’s Discussion and Analysis	June 30, 2016

Intended Use of Proceeds	Actual Use of Proceeds
To continue the development of EPI-506 Phase 1/2 clinical program through Phase 1.

The proceeds have been used as intended to further the development of EPI-506 Phase 1/2 clinical program while meeting administrative requirements.

During the nine months ended June 30, 2016, the Company incurred $9,108,402 in R&D costs, net of recoveries in relation to the development of the EPI-506 Phase 1/2 clinical program. An additional $4,407,245 has been incurred for general and administrative costs in support of the Company’s research and development activities.

During the year ended September 30, 2015, the Company incurred $4,975,927 in R&D costs, net of recoveries in relation to the development of the EPI-506 Phase 1/2 clinical program. An additional $5,259,167 has been incurred for general and administrative costs in support of the Company’s research and development activities.

As at June 30, 2016, the Company has not yet fully expended the funds raised in these financings towards the completion of the Phase 1/2 clinical program.

LIQUIDITY AND CAPITAL RESOURCES

Operational activities during the nine months ended June 30, 2016 were financed mainly by proceeds from equity financings completed in July 2014, October 2014 and January 2015, and the CPRIT Grant. At June 30, 2016, the Company had available cash reserves of $12,378,814 and $30,260 in accounts receivable related primarily to GST input tax credits, to settle current liabilities of $2,053,040. This compares to cash reserves of $1,579,288 at September 30, 2015 and $3,849,605 in accounts receivable related primarily to the second CPRIT advance of $3,786,667, received immediately after year end, to settle current liabilities of $2,091,162.

Cash used in operating activities for the nine months ended June 30, 2016 was $11,907,503 (2015 - $8,555,313). Working capital items generated cash of $897,755 (2015 - $352,584 cash used).

Cash used in investing activities for the nine months ended June 30, 2016 was $9,983 (2015 - $114,303) as the Company invested in equipment in the ongoing establishment of its Houston office.

Cash generated by financing activities for the nine months ended June 30, 2016 was $22,744,099 (2015 - $12,580,551), including $19,999,992 gross proceeds received from the January 2016 and March 2016 Financing, as previously described above, $3,786,667 received from the CPRIT grant, $36,465 proceeds received on exercise of stock options and $1,194 proceeds received on exercise of warrants, offset by $1,080,219 cash used in share issuance costs in relation to the January 2016 Financing and March 2016 Financing. In the comparative period, the Company received gross proceeds of $13,208,937 from the 2014 Special Warrant Financing and 2015 Special Warrant Financing, as previously described above, $77,937 proceeds received on exercise of stock options and $163,318 proceeds received on exercise of warrants, offset by $869,641 in share issuance costs.

As described above, the Company completed the January 2016 Financing and March 2016 Financing during the nine months ended June 30, 2016, for gross proceeds of approximately $20,000,000. The Company believes that this funding will provide adequate resources to execute its planned expenditures through the fiscal 2016 year.

14

Management’s Discussion and Analysis	June 30, 2016

The Company does not currently generate revenue. Future cash requirements may vary materially from those expected due to a number of factors, including the costs associated with Phase 1/2 clinical trials of up to 150 patients in 2015-2017 and to take advantage of strategic opportunities. Longer dose escalation to reach the maximum tolerated dose (“MTD”) in Phase 1 could require drug manufacturing costs earlier than contemplated. Additional cohorts to reach MTD could prolong operating expenditures to complete Phase 1. As a result, it will be necessary to raise additional funds in the future. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that the Company will successfully raise funds to continue the development and commercialization of EPI-506 and its operational activities (see “Risk Factors”).

CONTRACTUAL OBLIGATIONS

As of June 30, 2016, and in the normal course of business, the Company has the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual obligations	2016	2017	2018	2019	2020

Minimum annual royalty per License Agreement (CAD) (1)	$65,000	$85,000	$85,000	$85,000	$85,000
Lease on Vancouver office space (CAD)	13,625	40,953	40,953	40,953	40,953

Total (in CAD)	$78,625	$175,953	$125,953	$125,953	$125,953

Lease on US office spaces (USD)	$48,341	$165,803	$170,485	$175,166	$44,474

Notes:

(1)	ESSA has the worldwide, exclusive right to develop products based on “Licensed IP”, as defined in, and pursuant to, the “License Agreement” dated December 22, 2010 among ESSA, UBC and BCCA, as amended. A copy of the License Agreement is available as Exhibit 4.2 to Amendment No. 1 to the Company’s Form 20-F registration statement filed on June 11, 2015 (File No. 001-37410) on the SEC’s Electronic Data Gathering and Retrieval System, or “EDGAR”, at www.sec.gov. The Company must pay a minimum annual royalty of C$65,000 in the 2015 and 2016 calendar years, increasing to C$85,000 in 2017 and for each year thereafter. An additional milestone payment of C$50,000, which has been excluded from the above table, is due upon the enrolment of the first patient in Phase 2 of the clinical trial, which is expected to occur in 2017.

OFF-BALANCE SHEET ARRANGEMENTS & PROPOSED TRANSACTIONS

The Company has no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that are material to investors.

The Company has no material proposed transactions that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that are material to investors.

15

Management’s Discussion and Analysis	June 30, 2016

RELATED PARTY TRANSACTIONS

Compensation accrued and paid to key management personnel for the nine months ended June 30, 2016 and 2015 are as follows:

	2016	2015

Salaries, consulting fees, and director fees	$1,706,782	$1,662,575
Share-based payments (a)	648,711	764,565

Total compensation	$2,355,493	$2,427,140
(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel.

Key management personnel include: Dr. David R. Parkinson, Chief Executive Officer (“CEO”); Robert Rieder, former Chief Executive Officer; David Wood, Chief Financial Officer (“CFO”); Dr. Frank Perabo, Chief Medical Officer (“CMO”); Paul Cossum, Executive Vice-President of Research and Development (“EVP R&D”); Dr. Marianne Sadar, Chief Scientific Officer; Dr. Raymond Andersen, Chief Technology Officer; Richard Glickman, Director and Chairman of the Board; Gary Sollis, Director; Franklin Berger, Director; and Scott Requadt, Director. Key management personnel subsequent to June 30, 2016 also includes Mr. Peter Virsik, Executive Vice-President and Chief Operating Officer (“COO”), who was appointed August 2, 2016.

Included in accounts payable and accrued liabilities at June 30, 2016 is $193,342 (September 30, 2015 – $82,414; October 1, 2014 - $21,709) due to related parties with respect to the transactions detailed above and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Dr. Parkinson, CEO, is entitled to a payment of six months of base salary upon termination without cause and a payment of one year of base salary upon termination without cause after 12 months of employment. This amount increases to 18 months if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Mr. Wood, CFO, is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event. Dr. Perabo, CMO, is entitled to a payment of six months of base salary upon termination without cause, and a payment of one year of base salary upon termination caused by a change of control event. Dr. Cossum, EVP R&D, is entitled to a payment of six months of base salary upon termination without cause, and a payment of one year of base salary upon termination caused by a change of control event. Stock options held by the CEO, CFO, CMO and EVP R&D vest immediately upon a change of control.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements for the nine months ended June 30, 2016 are detailed in Notes 2 and 3 of the Company’s annual consolidated financial statements for the year ended September 30, 2015 with the exception of the policy with respect to presentation currency:

Change in Functional and Presentation Currency

The Company has retroactively changed its presentation currency to the United States dollar from the Canadian dollar.

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. From inception to December 31, 2015, the functional currency of the Company has been the Canadian dollar and its subsidiary’s the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The January 2016 Financing completed in January 2016 and changes to the Company’s operations have resulted in a change to the currency in which the Company’s management conducts its operating, capital and financing decisions. Consequently, the functional currency of the Company became the US$ effective January 1, 2016.

16

Management’s Discussion and Analysis	June 30, 2016

In anticipation of the change in functional currency, the Company adopted the US$ as the presentation currency for the consolidated entity as of October 1, 2015. For comparative reporting purposes, historical financial statements were translated into the US$ reporting currency whereby assets and liabilities were translated at the closing rate in effect at the end of the comparative periods; revenues, expenses and cash flows were translated at the average rate in effect for the comparative periods and equity transactions were translated at historic rates. The historic translation had an impact of $73,503 as an unrealized foreign exchange as at October 1, 2014.

These financial statements are presented in United States dollars. All financial information is expressed in United States dollars unless otherwise stated.

New standards not yet adopted

IFRS 9 Financial Instruments (Revised)

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial instruments and financial statements has not yet been determined.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 15 on the Company’s financial instruments and financial statements has not yet been determined.

IFRS 16, Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The impact of IFRS 16 on the Company’s leases and financial statements has not yet been determined.

CRITICAL ACCOUNTING ESTIMATES

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made, relate to the following key estimates:

17

Management’s Discussion and Analysis	June 30, 2016

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s CPRIT Grant, the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detailed in the accompanying unaudited condensed consolidated interim financial statements (Note 15) and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore taken into income a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. Prior to listing on the TSX-V, the fair value of the underlying common shares was assessed as the most recent issuance price per common share for cash proceeds. Following listing on the TSX-V, the Company makes reference to prices quoted on the TSX-V (TSX since ESSA’s listing was graduated to the TSX). The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 9 of the accompanying unaudited condensed consolidated interim financial statements.

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of net loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts as detailed in Note 7 of the accompanying unaudited condensed consolidated interim financial statements. On January 1, 2016, as part of the Company’s functional currency change from the Canadian dollar to the US dollar, the Company de-recognized a derivative liability on US dollar-denominated warrants and recognized a new liability on Canadian dollar-denominated warrants; see discussion under Quarterly Financial Information, Derivative Liabilities.

18

Management’s Discussion and Analysis	June 30, 2016

FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and derivative liability. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The derivative liability is measured using level 3 inputs.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due from refundable GST/HST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST/HST is minimal as the amounts are due from government agencies.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2016, the Company had working capital of $11,213,652. During the period ended June 30, 2016, the Company completed financings totaling approximately $20,000,000 as described above. All of the Company’s current financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms. The Company does not generate revenue and will be reliant on equity financing and proceeds from the CPRIT Grant to fund operations. Equity financing is dependent on market conditions and may not be available on favorable terms. The CPRIT Grant is dependent on the Company completing all the milestones (see accompanying unaudited condensed consolidated interim financial statements for details with respect to the CPRIT Grant terms).

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)	Interest rate risk

The Company has cash balances and no interest-bearing debt and therefore is not exposed to risk in the event of interest rate fluctuations.

(b)	Foreign currency risk

Historically, the Company has been exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities that are denominated in US dollars as the Company was financed and functioning in Canadian dollars. Over time, the Company has become increasingly exposed to the US dollar due to the financings completed in US dollars, the US dollar-denominated CPRIT Grant (Note 15 of the accompanying unaudited condensed consolidated interim financial statements) and movement of operations to Houston pursuant to the terms of the CPRIT Grant; accordingly, the Company adopted the US dollar as its functional currency from the Canadian dollar as of January 1, 2016, so that the Company’s foreign currency risk exposure now relate to net monetary assets denominated in Canadian dollars. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $27,793 in the net loss realized for the period.

19

Management’s Discussion and Analysis	June 30, 2016

The Company does not currently engage in hedging activities.

(c)	Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

ADDITIONAL INFORMATION

Additional information can be found on Sedar at www.sedar.com, the website of the SEC at www.sec.gov and the Company’s website at www.essapharma.com.

OUTSTANDING SHARE CAPITAL

Equity instruments outstanding as of the date of this MD&A:

Common shares	29,096,889
Stock options	3,772,519
Warrants	7,099,542

RISK FACTORS

Prior to making an investment decision investors should consider the investment, operational and intellectual property risks set out in the Company’s Annual Report on Form 20-F located on SEDAR at www.sedar.com and the SEC’s EDGAR website at www.sec.gov/edgar, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out in the Form 20-F to be the most significant to potential investors in the Company, but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware, or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

In addition to the risks set out in the Company’s Annual Report on Form 20-F, the Company has identified and amended the following risk factors:

ESSA’s future success is dependent primarily on the regulatory approval and commercialization of a single product.

The Company does not have any products that have obtained regulatory approval. Currently, ESSA’s only product candidate is EPI-506, and the Company has been approved to conduct a Phase 1/2 study to determine the safety, tolerability, maximum-tolerated dose, pharmacokinetics and potential therapeutic benefits of EPI-506 in patients with metastatic CRPC. As a result, the Company’s near-term prospects, including its ability to finance its operations and generate revenue, are substantially dependent on its ability to obtain regulatory approval for, and, if approved, to successfully commercialize EPI-506 in a timely manner. ESSA cannot commercialize EPI-506 or other future product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, ESSA cannot commercialize EPI-506 or other future product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. The FDA review process typically varies in time and may take years to complete and approval is not guaranteed.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and ESSA’s current product candidates may not have favourable results in later trials or in the commercial setting.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials. The Company cannot assure you that TPD/the FDA or other similar government bodies will view the results as the Company does or that any future trials of ESSA’s proposed products for other indications will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials.

A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any future clinical trial results for ESSA’s proposed products may not be successful. A number of factors could contribute to a lack of favorable safety and efficacy results for ESSA’s proposed products for other indications. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period and due to varying patient characteristics including demographic factors and health status. There can be no assurance that the Company’s clinical trials will demonstrate sufficient safety and efficacy for TPD or the FDA to approve ESSA’s potential products for the treatment of CRPC, or any other indication that the Company may consider in any additional NDA/NDS submissions for ESSA’s potential products.

The Company will be required to demonstrate through larger-scale clinical trials that any potential future product is safe and effective for use in a diverse population before ESSA can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If ESSA’s potential products fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, the Company could experience potentially significant delays in, or be required to abandon development of, ESSA’s product candidates currently under development.

In addition, clinical trials and nonclinical studies performed by research organizations and other independent third parties may yield negative results regarding the effect of ESSA’s potential products on CRPC, either in absolute terms or relative to other products.

ESSA has entered into collaborations with third parties for the study, development and commercialization of its product candidates. If such collaborations are not successful, ESSA may not be able to capitalize on the market potential of its product candidates in a timely manner or at all.

The Company has entered into third-party collaborations for the development and commercialization of EPI-506 and will likely enter into additional third-party collaborations in connection with future product candidates. ESSA has limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of ESSA’s product candidates. If third-party collaborators do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to failure to adhere to ESSA’s clinical protocols, regulatory requirements or for other reasons, ESSA’s clinical trials may be extended, delayed or terminated and ESSA may not be able to obtain regulatory approval for or successfully commercialize EPI-506 or future product candidates. The Company’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

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Management’s Discussion and Analysis	June 30, 2016

Collaborations involving ESSA’s product candidates would pose the following risks:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not pursue development and commercialization of ESSA’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could fail to comply with applicable cGMP, which could deem the clinical data generated in ESSA’s clinical trials unreliable and delay marketing applications of EPI-506 or other product candidates;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with ESSA’s products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ESSA’s;

•	collaborators with marketing and distribution rights to one or more of ESSA’s products may not commit sufficient resources to the marketing and distribution of such product or products;

•	collaborators may not properly maintain or defend ESSA’s intellectual property rights or may use ESSA’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate ESSA’s intellectual property or proprietary information or expose ESSA to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose ESSA to litigation and potential liability;

•	disputes may arise between the collaborators and ESSA that result in the delay or termination of the research, development or commercialization of ESSA’s products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ESSA’s were to be involved in a business combination, the continued pursuit and emphasis on ESSA’s product development or commercialization program could be delayed, diminished or terminated. If any anticipated or unanticipated issues with third-party collaborators occur, ESSA’s results of operations and the commercial prospects of its product candidates could be harmed, its costs could increase and its ability to generate revenues could be delayed, diminished or terminated.

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Management’s Discussion and Analysis	June 30, 2016

ESSA has no experience manufacturing ESSA’s product candidates on a large clinical or commercial scale and has no manufacturing facility. As a result, ESSA is currently dependent on third-party manufacturers for the manufacture of EPI-506 and its future product candidates as well as on third parties for ESSA’s supply chain, and if ESSA experiences problems with any future third parties, the manufacturing of ESSA’s product candidates or products could be delayed.

ESSA does not own or operate facilities for the manufacture of future potential product candidates. ESSA currently has no plans to build internal clinical or commercial scale manufacturing capabilities. As a result, ESSA will likely be required to rely on third party CMOs, in the future, for the chemical manufacture of active pharmaceutical ingredients for ESSA’s potential products. Also, ESSA may potentially rely on another CMO for the production of the final product formulation. To meet ESSA’s projected potential needs for clinical supplies to support its activities through regulatory approval and commercial manufacturing, the CMOs with whom ESSA may potentially work will need to increase the scale of production. ESSA may need to identify additional CMOs for continued production of supply for product candidates in the event the current potential CMOs ESSA chooses to utilize are unable to scale production, or if ESSA otherwise experiences any problems with them. Although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time and resources to arrange for alternative suppliers. ESSA may encounter technical difficulties or delays in the transfer of any future potential product manufacturing on a commercial scale to additional third-party manufacturers. ESSA may be unable to enter into agreements for commercial supply with third party manufacturers, or may be unable to do so on acceptable terms. If ESSA is unable to arrange for alternative third-party manufacturing sources or to do so on commercially reasonable terms or in a timely manner, ESSA may not be able to complete development of its potential product candidates, market or distribute them.

Reliance on third-party manufacturers entails risks to which ESSA would not be subject if ESSA manufactured product candidates or products itself, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond ESSA’s control, including a failure to synthesize and manufacture product candidates or any products ESSA may eventually commercialize in accordance with ESSA’s specifications and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to ESSA. In addition, the FDA and other regulatory authorities require that ESSA’s product candidates and any products that ESSA may eventually commercialize be manufactured according to GMP and similar foreign standards. Any failure by ESSA’s third-party manufacturers to comply with GMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of ESSA’s potential product candidates and could cause ESSA to incur higher costs and prevent ESSA from commercializing product candidates successfully. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to ESSA, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention or product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

Any significant disruption in ESSA’s supplier relationships could harm the Company’s business. Any significant delay in the supply of a product candidate or its key materials for a potential ongoing clinical study could considerably delay completion of ESSA’s potential clinical trials, product testing and regulatory approval of ESSA’s potential product candidates. If ESSA’s manufacturers or ESSA is unable to purchase these key materials after regulatory approval has been obtained for ESSA’s product candidates, the commercial launch of ESSA’s product candidates would be delayed or there would be a shortage in supply, which would impair ESSA’s ability to generate revenues from the sale of its product candidates. It may take several years to establish an alternative source of supply for ESSA’s product candidates and to have any such new source approved by the FDA.

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Management’s Discussion and Analysis	June 30, 2016

ESSA's Common Shares are thinly traded, the prices at which Common Shares trade are volatile and the buying or selling actions of a few shareholders may adversely affect ESSA's share price.

As of June 30, 2016, ESSA's public float, which is defined as Common Shares outstanding minus Common Shares held by officers, directors, or beneficial holders of greater than 10% of ESSA's outstanding Common Shares, represented approximately 70% of ESSA's outstanding Common Shares.  In addition, the Company is aware of a number of significant shareholders, defined as a holding greater than 5%, who have participated in recent financings. The average number of shares traded in any given day over the past year has been relatively small compared to the public float. Thus, the actions of a few shareholders either buying or selling ESSA's Common Shares may adversely affect the price of the Common Shares. Historically, securities similar to ESSA's Common Shares have experienced extreme price and volume fluctuations that do not necessarily relate to operating performance and could result in rapid and substantial losses for shareholders.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures (“DC&P”)

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. The Company’s certifying officers conducted or caused to be conducted under their supervision an evaluation of the disclosure controls and procedures as required under Canadian Securities Administration regulations, as at June 30, 2016. Based on the evaluation, the Company’s certifying officers concluded that the disclosure controls and procedures were effective to provide a reasonable level of assurance that information required to be disclosed by the Company in its annual filings and other reports that it files or submits under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified and that such information is accumulated and communicated to the Company’s management, including the certifying officers, as appropriate to allow for timely decisions regarding required disclosure.

It should be noted that while the Company’s certifying officers believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting (“ICFR”)

The Company’s certifying officers acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company ceased to be a venture issuer, as defined by National Instrument (“NI”) 51-102 – Continuous Disclosure Obligations on July 9, 2015 as a result of completing its listing on the NASDAQ. The Company’s Audit Committee is comprised of Franklin Berger (chair), Richard Glickman, and Gary Sollis, all of whom are “financially literate” as defined in NI 52-110 – Audit Committees (“NI 52-110”) and the rules of NASDAQ. Each member of the Audit Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the Exchange Act and the rules of NASDAQ. The Company’s Board has determined that Dr. Glickman is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Management has adopted the internal control framework of the Committee of Sponsoring Organizations of the Treadway Commission Internal Control – Integrated Framework (2013).

The Company did not have any significant changes to its ICFR systems in the period from April 1, 2016 to June 30, 2016.

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Management’s Discussion and Analysis	June 30, 2016

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws. All statements in this MD&A, other than statements of historical facts, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward looking statements include, but are not limited to:

•	the initiation, timing, cost, progress and success of ESSA’s research and development programs, pre-clinical studies and clinical trials;
•	the Company’s ability to advance its product candidate through, and successfully complete, clinical trials;
•	the Company’s ability to achieve profitability;
•	the Company’s ability to obtain funding for operations, including research funding;
•	the Company’s ability to recruit sufficient numbers of patients for future clinical trials;
•	the implementation of the Company’s business model and strategic plans;
•	the Company’s ability to develop and commercialize product candidates;
•	the Company’s commercialization, marketing and manufacturing capabilities and strategy;
•	the Company’s expectations regarding federal, state, provincial and foreign regulatory requirements;
•	whether the Company will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, the European Union and other jurisdictions;
•	the therapeutic benefits, effectiveness and safety of the Company’s product candidate;
•	the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by the Company’s product candidate;
•	the rate and degree of market acceptance and clinical utility of the Company’s product candidate, if any;
•	the Company’s ability to engage and retain the employees required to grow its business;
•	the compensation that is expected to be paid to the Company’s employees;
•	the Company’s future financial performance and projected expenditures;
•	developments relating to the Company’s competitors and its industry, including the success of competing therapies that are or may become available; and
•	estimates of the Company’s expenses, future revenue, capital requirements and its needs for additional financing.

Such statements reflect the Company’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies.

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Management’s Discussion and Analysis	June 30, 2016

Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including those described under “Risk Factors”. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to:

•	its ability to obtain positive results of clinical trials;
•	its ability to obtain required regulatory approvals;
•	its ability to successfully out-license or sell future products, if any, and in-license and develop new products;
•	favourable general business and economic conditions;
•	the availability of financing on reasonable terms;
•	its ability to attract and retain skilled staff;
•	market competition;
•	the products and technology offered by the Company’s competitors; and
•	its ability to protect patents and proprietary rights.

If one or more of these risks or uncertainties occur, or if its underlying assumptions prove to be incorrect, actual results may vary significantly from those expressed or implied by forward-looking statements. The forward-looking statements represent the Company’s views as of the date of this document. While the Company may elect to update these forward-looking statements in the future, the Company has no current intention to do so except as to the extent required by applicable law.

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